December 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Medigus Ltd. (CIK 0001618500)
Post-Effective Amendment Withdrawal Request Registration Statement No. 333-249797

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Medigus Ltd., hereby requests the withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (the “Post-Effective Amendment”), Registration Statement No. 333-249797, filed on December 2, 2020. The Post-Effective Amendment was inadvertently filed without checking off the box to reflect that this Post-Effective Amendment was filed pursuant to Rule 462(d) of the Securities Act. We wish to withdraw the Post-Effective Amendment to correct this error. Simultaneous with the submission of this letter, we will be filing a revised Post-Effective Amendment solely to rectify the EDGAR filing error specified above.

We appreciate your assistance in this matter.

Very truly yours,

MEDIGUS LTD.

By:	/s/ Tatiana Yosef
Tatiana Yosef Chief Financial Officer

Suite 7A, Industrial Park, POB 3030, Omer, 8496500, Israel

T: +972-8-6466880 / F: +972-8-6466770 / E: info@medigus.com